VIA EDGAR

September 1, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	TWC Tech Holdings II Corp.

Registration Statement on Form S-1

Filed August 4, 2020

Amendment No. 1 to Registration Statement on Form S-1

Filed August 21, 2020

File No. 333-240330

Dear Ms. Barberena-Meissner:

TWC Tech Holdings II Corp., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 31, 2020, regarding the Registration Statement on Form S-1 filed on August 4, 2020 and Amendment No. 1 to the Registration Statement on Form S-1 filed on August 21, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-1

Prospectus Cover Page, page i

1.	Please revise the disclosure here to clarify that you may redeem the warrants in connection with the closing of your initial business combination for cash, shares of Class A common stock "or a combination of cash and shares of Class A common stock." We note the description related to your alternative redemption throughout your filing.

We respectfully inform the Staff that the warrant redemption provisions have been changed and such warrants may no longer be redeemed in connection with the closing of the initial business combination.

Prospectus Summary, page 1

2.	We note your disclosure that True Wind Capital is your advisor. Please revise the "Management" section to describe the role of your advisor and any related compensation in connection with your initial business combination. Please also file any related advisory agreement that you will enter into with your advisor.

We have clarified in the summary and the business section that True Wind Capital will serve as our advisory platform, and that no agreements exist with respect to, and that no fees or compensation will be paid for, such service.

We may issue additional common stock or preferred stock to complete our initial business combination, page 43

3.	Please revise to address the dilution risks related to your option to redeem your warrants on or after consummation of your initial business combination for shares of Class A common stock or a combination of cash and shares of Class A common stock.

We have revised the disclosure in the indicated risk factor pursuant to the Staff’s request.

Description of Securities

Exclusive Forum for Certain Lawsuits, page 129

4.	We note your disclosure that "unless [you] consent in writing to the selection of an alternative forum, the federal courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please revise this disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also reconcile this disclosure with your disclosure on page 57 which states that your exclusive forum provision designating the Court of Chancery in the State of Delaware as the exclusive forum for derivative actions and certain other actions may not apply to actions brought under the Securities Act.

We have revised and reconciled the indicated disclosure pursuant to the Staff’s request, on both pages 59 and 133 of the prospectus.

United States Federal Income Tax Considerations, page 132

5.	We note the disclosure that "Upon a sale, exchange (other than by exercise), redemption (other than a redemption for Class A common stock), or expiration of a warrant, a U.S. Holder will recognize taxable gain or loss." If material, please revise to also discuss here the tax consequences related to a redemption of warrants on or after consummation of your initial business combination for shares of Class A common stock or a combination of cash and shares of Class A common stock.

We respectfully inform the Staff that, as the warrant redemption provisions have been changed to only redemption for cash or redemption for shares of Class A common stock, we have revised the requested disclosure to take this into account.

Amendment No, 1 to Registration Statement on Form S-1 filed August 21, 2010

Exhibits, page II-5

6.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the City of New York, County of New York, State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the City of New York, County of New York, State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We have revised the applicable warrant provision pursuant to the Staff’s request to indicate that it applies to actions arising under the Securities Act or Exchange Act, and we have added related risk factor and other disclosure on pages 54 and 128 of the prospectus.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

TWC Tech Holdings II Corp.

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP